Exhibit 99.1

30 June 2023

Tremor International Ltd
(“Tremor” or the “Company”)

Posting of Annual Report and Accounts

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in data-driven video and Connected TV ("CTV") advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, confirms that its Annual Report and Accounts for the year ended 31 December 2022 have been posted to shareholders and are now available on the Company’s investor relations website at https://investors.tremorinternational.com/.

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Vice President of Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company’s robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company’s recent rebranding, please visit www.nexxen.com.